Cryomass Technologies, Inc.

1001 Bannock St., Suite 612

Denver, Colorado 80204

July 8, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Erin Donahue

Office of Manufacturing

Re: Cryomass Technologies, Inc.

Registration Statement on Form S-1

Commission File No. 333-264513

Mr. Donahue:

On behalf of Cryomass Technologies, Inc., I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on July 12, 2022, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Cryomass Technologies, Inc.

/s/ Blair Mullin
Chief Financial Officer